Exhibit 11

RTW, INC. AND SUBSIDIARY
Statement Regarding Computation of Basic and Diluted Net Income Per Share

	For the three months
	ended:
			Year-to-date
	March 31,	June 30,	June 30,
	2003	2003	2003

Basic weighted average shares outstanding	5,114,618	5,127,566	5,121,092
Stock options
Options at $8.00	—	—	—
Options at $5.88	—	—	—
Options at $5.33	—	—	—
Options at $4.50	—	—	—
Options at $3.80	—	—	—
Options at $2.60	—	4,019	2,010
Options at $2.42	—	29,281	14,641
Options at $2.20	—	7,142	3,571
Options at $2.19	—	54,319	27,159
Options at $2.00	193	1,039	616
Options at $1.98	17,690	86,385	52,037

Diluted weighted average shares outstanding	5,132,501	5,309,751	5,221,126

Net income ($000’s)	$564	$639	$1,203
Net income per share:
Basic income per share	$0.11	$0.12	$0.23
Diluted income per share	$0.11	$0.12	$0.23

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